ENSCO PLC AND SUBSIDIARIES
Statement of Calculation of Ratios of Earnings to Fixed Charges
(In millions, except ratios)
(Unaudited)

	Nine Months Ended September 30, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013

Earnings
Income (loss) from continuing operations before income tax	$(359.0)	$(196.0)	$997.5	$(1,471.2)	$(2,548.8)	$1,633.2
Fixed charges deducted from income from continuing operations	270.3	308.4	284.4	323.2	260.4	245.3
Amortization of capitalized interest	13.2	17.6	16.4	18.2	17.0	13.3
Less:
Loss (income) from continuing operations before income tax attributable to noncontrolling interests	(2.9)	0.6	(7.7)	(10.5)	(15.5)	(9.7)
Interest capitalized	(44.7)	(72.5)	(45.7)	(87.4)	(78.2)	(67.7)
	(123.1)	58.1	1,244.9	(1,227.7)	(2,365.1)	1,814.4

Fixed Charges
Interest on indebtedness, including amortization of deferred loan costs	213.5	224.2	228.8	216.3	161.4	158.8
Estimated interest within rental expense	12.1	11.7	9.9	19.5	20.8	18.8
Fixed charges deducted from income from continuing operations	225.6	235.9	238.7	235.8	182.2	177.6
Interest capitalized	44.7	72.5	45.7	87.4	78.2	67.7
Total	$270.3	$308.4	$284.4	$323.2	$260.4	$245.3

Ratio of Earnings to Fixed Charges	(a)	(b)	4.4	(b)	(b)	7.4

(a)	For the nine-month period ended September 30, 2018, our earnings were inadequate to cover our fixed charges by $393.4 million.

(b)
For the years ended December 31, 2017, December 31, 2015 and December 31, 2014, our earnings were inadequate to cover our fixed charges by $250.3 million, $1,550.9 and $2,625.5 million, respectively. Our net loss from continuing operations before income taxes of $196.0 million, $1,471.2 million and $2,548.8 million for the years ended December 31, 2017, December 31, 2015 and December 31, 2014 included non-cash impairment charges of $182.9 million, $2,746.4 million and $4,218.7 million, respectively.